Exhibit 99.6

Ken Embree, P. Eng.
Knight Piesold Ltd.
Suite 1400, 750 West Pender Street Vancouver, British Columbia, Canada V6C 2T8

CONSENT OF QUALIFIED PERSON

I, Ken Embree, P.Eng., consent to the public filing of the amended technical report titled "Preliminary Economic Assessment of the Ixtaca Project" and dated 06 November 2015 (the "Technical Report") by Almaden Minerals Ltd.

I also consent to any extracts from or a summary of the Technical Report in the September 3rd, 2014 news release of Almaden Minerals Ltd.

I confirm that I have read the September 3rd, 2014 news release filed by Almaden Minerals Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.
Dated this 6th day of November, 2015.

"ORIGINAL SIGNED AND SEALED"

_____________________________________

Ken Embree, P.Eng.